Mail Stop 3561

November 1, 2006

Mr. Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer
Belk, Inc.
2801 West Tyvola Road
Charlotte, NC 28217-4500

      RE: Belk, Inc.
              Form 10-K for Fiscal Year Ended January 28, 2006
              Filed April 13, 2006
              File No. 0-26207

Dear Mr. Belk:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 28, 2006

1. Please provide selected quarterly financial data required by Item 302 of Regulation S-K in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 17

2. Where you describe more than one business reason for a significant change in a financial statement line item between periods, please quantify in future filings, where possible, the incremental impact of each individual business reason on the overall change. In addition, when you quantify changes in terms of percentages please also quantify the changes in dollars. For example, please quantify in dollars the:

    - increases in selling, general and administrative expenses as a result of new stores and acquisitions;

    - increase or decrease in comparable store sales in your analysis and discussions of revenues;

    - changes in occupancy and buying costs in your analysis and discussions of cost of goods sold; and

    - changes in the functional expense components identified in your analysis and discussion of selling, general and administrative expenses, such as payroll and benefit costs, depreciation, bad debt expense and advertising costs.

    In addition, please provide an analysis of the underlying reasons for each significant change you identify. For example, please discuss the factors that attributed to an increase or decrease in comparable store sales. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 20

3. In future filings please provide a more informative analysis and discussion of cash flows from operating activities, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Contractual Obligations and Commercial Commitments, page 21

4. You disclose on page 46 that your leases typically provide for payment of real estate taxes and other expenses. To the extent that these costs are material, please disclose in a note to the table that lease obligations exclude payments of real estate taxes and other related expenses. Please also include a discussion of the payments to the extent necessary to provide a context for the reader to understand

the impact of those costs on your total lease obligations. See Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 23

5. In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in the long-term rate of return used in accounting for your pension plans would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 29

6. Please tell us why the report does not include an explanatory paragraph that refers to the adoption of FIN 47 as required by Auditing Standards Codification Section 508.16.

Consolidated Statements of Income, page 30

7. It does not appear that gains and losses on sale of property and equipment are items that should be classified as non-operating income or expenses. Please refer to Rule 5-03 of Regulation S-X. In future filings, please revise to classify gains and losses on sale of property and equipment in operating income.

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income, page 32

8. We note that cash flows from financing activities do not reflect proceeds from issuances of common stock. Please tell us the consideration received in return for common stock issuances for each year presented.

Notes to Consolidated Financial Statements

9. When you choose to present earning per share data in your financial statements you are required to do so in accordance with SFAS 128. Accordingly, in future filings that include earnings per share in the financial statements, please disclose, for each period presented, a reconciliation of the numerators and denominators of basic and diluted earnings per share computations and securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

Note (1) Summary of Significant Accounting Policies

Revenues, page 34

10. You disclose on page 5 that you sell gift cards to customers. Please tell us and disclose in future filings your gift card accounting policies, including whether or not you recognize breakage. If you recognize breakage, please provide us with a description of your breakage recognition methodology, a summary of your historical gift card breakage pattern and the calculation of your estimated gift card breakage rate. Please also tell us the amount of breakage recognized for each year presented. In addition, tell us whether you recognize breakage upon the sale of gift certificates or over the term of your performance obligation and your basis in GAAP for doing so.

11. Please tell us the nature and terms of incentives you offer to customers, including discounts, coupons, rebates, free products and loyalty/reward points. Please also tell us your accounting policies for these types of arrangements and the basis in GAAP for your accounting treatments. In addition, tell us the amounts of incentives recognized as reductions of revenues and in expenses for each year presented. Finally, please disclose your accounting policies for sales incentives in future filings or tell us why disclosure is not required.

12. We note that you provide equipment maintenance services and your stores may also include hair salons, spas, restaurants, optical centers and other amenities. Please tell us the amounts of revenues from equipment maintenance services and from services provided in your stores for each year presented. In addition, in future filings, please disclose revenues from each group of similar products and services based on the financial information used to prepare your financial statements as required by paragraph 37 of SFAS 131 or tell us why such disclosure is not required.

Advertising, page 34

13. We believe that you should disclose the amounts of cooperative advertising funds
netted against selling, general and administrative expenses for each period
presented to meet the disclosure objectives of SOP 93-7. Please do so in future
filings.

Property and Equipment, Net, page 35

14. You disclose that you implemented a new accounting policy in fiscal year 2005 to
capitalize rent during a store's construction period. Please tell us how you
previously accounted for rent during store construction periods and why you
changed your policy. If applicable, also tell us why your previous accounting
policy did not comply with GAAP.

Goodwill, page 35

15. Please tell us the reporting units you use in your annual goodwill impairment
tests. If you perform the test on an enterprise-wide level, please explain to us why
your method is consistent with paragraph 30 of SFAS 142.

Derivative Financial Instruments, page 37

16. Please tell us how you are accounting for each of the interest rate swaps that were
de-designated and terminated and why your accounting treatment complies with
SFAS 133. In doing so, tell us the amounts of the derivative gains and losses and
whether the gains and losses remained in accumulated other comprehensive
income or were reclassified into earnings and why your treatment is appropriate.
Please also tell us the line item(s) in your statements of income that include
derivative gains and losses related to discontinued hedges. In addition, please
also tell us how you are accounting for the interest rate swaps that are not
designated as cash flow hedges. Finally, in future filings, please revise your
disclosures to describe derivative instruments designated as fair value hedging
instruments, derivative instruments designated as cash flow hedging instruments
and all other derivatives and disclose:

- the amount of existing gains and losses that is expected to be reclassified into
earnings within the next twelve months;

- the amount of gains and losses reclassified into earnings as a result of the
discontinuance of cash flow hedges for each period presented; and

- the net amount of derivative gains and losses reclassified into earnings for
each period presented.

Note (2) Proffitt's and McRae's Acquisition, page 38

17. We note that you did not disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill, the amount of goodwill that is expected to be deductible for tax purposes and pro forma results of operations for the comparable prior period as though the acquisition had been completed at the beginning of that period. In future filings please include these disclosures in the period in which a material business combination is completed. Please refer to paragraphs 51 – 55 of SFAS 141.

Note (3) Sale of Credit Card Portfolio, page 39

18. Please tell us the facts and circumstances regarding your payment to HSBC to permit the sale of the PM credit card portfolio to GE. Please also tell us your basis in GAAP citing relevant authoritative guidance for recognizing an intangible asset and why the payment should not be expensed or accounted for as a component of the gain or loss on the sale of your credit card portfolio.

Note (5) Hurricane Katrina, page 40

19. Please tell us and disclose in future filings where you classified the losses and insurance proceeds related to damage from Hurricane Katrina in your statements of income. Please also tell us the basis in GAAP for your classifications. In addition, please tell us where you classified the insurance proceeds in your statements of cash flows and how your classification is consistent with the remarks of Joel Levine before the Thirty-Third AICPA National Conference on Current SEC and PCAOB Developments in December 2005.

Note (7) Lease Accounting, page 41

20. Please tell us your basis for recording the cumulative effect of the lease accounting errors in income rather than reporting the errors as prior period adjustments in accordance with paragraph 36 of APB 20. In particular, please provide us with your qualitative and quantitative assessment of materiality for the quarterly and annual periods presented which supports your conclusion that these adjustments are not material to your historical financial statements. In your response, please provide a table showing the previously reported and "as adjusted" amounts. Refer to SAB Topics 5:F and 1:M.

Note (18) Pension and Postretirement Benefits, page 49

21. We note your disclosure on page 25 that the funded status of your pension plan has experienced significant declines in recent years due to stock market losses and decreases in interest rates. Considering this historical performance, please tell us

why your long-term rate-of-return assumption has remained unchanged for, at a minimum, the historical period presented.

Note (20) Stock-Based Compensation, page 53

22. Please tell us why adoption of SFAS 123(R) resulted in a decrease to compensation expense for fiscal year 2005. Please also tell us why you did not disclose the effects of the adoption on previously reported interim periods as suggested by SAB Topic 14:H.

23. Please tell us the methodology and significant assumptions used in the third party valuations of the fair value of your common stock. Please also tell us whether the third party valuations are contemporaneous valuations performed as of the dates of grant of stock-based awards.

24. Please tell us how stock-based compensation expense is classified in your statements of cash flows. Please also provide us with a reconciliation of stock-based compensation expense to the amounts of "stock compensation granted, net" reflected in your statements of changes in stockholders' equity and comprehensive income.

Controls and Procedures, page 57

25. You state in the conclusion that your disclosure controls and procedures were effective to ensure that the information required to be disclosed in the reports you file or submit under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified. In future filings, if you include a partial definition of disclosure controls and procedures in the conclusion, please also state that your officers concluded, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or William Thompson (Assistant Chief Accountant) at (202) 551-3344 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief